Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

July 10, 2019

Filed via EDGAR
Ms. Jaea Hahn, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:
Preliminary Proxy Statement for Delaware Investments Dividend and Income Fund, Inc. (File No. 811-07460); Delaware Enhanced Global Dividend and Income Fund (File No. 811-22050); Delaware Investments Colorado Municipal Income Fund, Inc. (File No. 811-07810); Delaware Investments National Municipal Income Fund (File No. 811-07410); and Delaware Investments Minnesota Municipal Income Fund II, Inc. (File No. 811-07420) (the “Funds”)

Dear Ms. Hahn:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, are the Funds’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to me on July 5, 2019 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the Commission on June 24, 2019. The Proxy Statement relates to the Joint Annual Meeting of Shareholders of the Funds, which is scheduled to be held on August 21, 2019.

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Please consider changing the initial summary in the Proxy Statement to a Q&A format. In the Q&A, include questions as to what is being proposed, why it is being proposed, how shareholders are recommended to vote, and who will pay.

Response: The Fund respectfully decline this comment as the Proxy Statement follows the formatting and style of all proxy statements for the Funds.

2.	Comment: Please clarify on page 1 of the Proxy Statement whether the Proposals are contingent on one another.

Response: The following statement will be added to page 1 of the Proxy Statement:

The proposals are not contingent on one another.

3.	Comment: Please revise the sentence related to shareholders voting together to elect Directors, to reflect the fact that there are actually three, rather than one, exceptions.

Response: The requested change will be made.

4.	Comment: In the description of Proposal 2, please explain the reference to the “‘follow-the-sun’ trading model” in plain English.

Response: The following statement will be added to the description of Proposal 2:

This will allow Fund trades to be executed by local traders during their market’s business hours.

5.	Comment: Please state in the Proxy Statement whether the Board considered any factors that weighed against approval of the sub-advisory agreements discussed in Proposals 2 and 3.

Response: The discussions in the Proxy Statement under Proposal 2 entitled “Factors related to the Board’s approval of MIMEL, MIMAK, and MFMMHKL to serve as sub-advisors to DEX” and under Proposal 3 entitled “Factors related to the Board’s approval of the DDF Sub-Advisory Agreements with MIMEL, MIMGL, and MIMAK” contain a description of the factors considered by the Board in their approval of each of the sub-advisory agreements.  The Funds respectfully decline to add additional language because the language currently included in the Proxy Statement corresponds to the minutes from the related Board meetings.

6.	Comment: Please break out the costs of solicitation and state the costs to be borne by Management separately for each Proposal.

Response: The requested changes will be made.

7.	Comment: Please ensure that the direction about how to withhold votes for Proposal 1 is presented in bold in the proxy cards, as required by Rule 14a-4.

Response: The proxy cards will include bold language containing the direction to withhold votes for Proposal 1.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody